Exhibit (a)(16)

     For further information
     Richard O'Brien, for investors, (503) 731-2123              For Release
     Bill Peressini, for investors, (503) 731-2044               August 1, 1997
     Dave Mead, for media, (503) 464-6262
     Dave Kvamme, for media, (503) 464-6272


                PacifiCorp Disappointed with Referral to MMC of
                    Energy Group Offer in the United Kingdom

     PORTLAND, Oregon -- PacifiCorp (NYSE:PPW) expressed disappointment today that its proposed acquisition of The Energy Group (NYSE/LSE: TEG), has been referred to the Monopolies and Merger Commission by the President of the Board of Trade in the United Kingdom.

     PacifiCorp said it would cooperate fully in the inquiry and respond promptly to information requests by the MMC.

     Margaret Beckett, who is President of the Board of Trade and Secretary of State for Trade and Industry, set a deadline of November 21, 1997 for the MMC to report on its investigation.

     Under its terms, the offer has therefore lapsed. Shareholders representing almost two-thirds of TEG share capital had submitted valid acceptances of their shares before the President of the Board of Trade announced the referral today.

     Another regulatory clearance is pending in the United States, under the Hart-Scott-Rodino Antitrust Act. The U.S. Federal Trade Commission requested time to consider additional information provided by the companies.

     On June 13, PacifiCorp and TEG announced the transaction under which PacifiCorp Acquisitions, a wholly owned subsidiary of PacifiCorp, offered to purchase all the shares of TEG for 690 pence per ordinary share. Goldman Sachs International made the offer to shareholders on behalf of PacifiCorp Acquisitions on June 30.

     PacifiCorp is a diversified energy company with 1.4 million retail electric customers in the western United States and 550,000 customers in the state of Victoria in Australia. PacifiCorp, which has more than 10,000 megawatts of generation capacity, also is a major wholesale provider of power in the western U.S. and recently expanded its power marketing operations nationwide in the U.S.

     The Energy Group has 3 million gas and electric customers and some 7,000 megawatts of generation capacity in the U.K. and owns Peabody Coal Company, the largest U.S. coal company.

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